

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 27, 2016

Steven M. Mariano
President and Chief Executive Officer
Patriot National, Inc.
401 East Las Olas Boulevard, Suite 1650
Fort Lauderdale, Florida 33301

> **Re: Patriot National, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 15, 2016**
> **File No. 333-209010**

Dear Mr. Mariano:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

Please contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gary Horowitz, Esq.
        Lesley Peng, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017